NCG

New Caledonian Geological Consulting
RR 6, 1450 Davidson Road
Gibsons, B.C., Canada V0N 1V6
Vancouver phone (604) 684-6864 fax (604) 608-2957
e-mail peter@ronning.ca

consulting to the mineral exploration industry since 1989

Re: the report entitled "Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabañas, Republic of El Salvador" dated July 31st, 2006.

(hereinafter referred to as "The Technical Report")

I, Peter Arthur Ronning, P.Eng. of 1450 Davidson Road, Gibsons, B.C., V0N 1V6, hereby certify that:

1. I am a consulting geological engineer, doing business under the registered name New Caledonian Geological Consulting, at the address set out above.

2. I am a graduate of the University of British Columbia in geological engineering, with the degree of B.A.Sc. granted in 1973. I also hold the degree of M.Sc. (applied) in geology, granted by Queen's University in Kingston, Ontario, in 1983.

3. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, Registration Number 16,883.

4. I have worked as a geologist and latterly as a Professional Engineer in the field of mineral exploration since 1973, in many parts North and South America.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101 with respect to the contents those parts of The Technical Report that I prepared.

6. I am a co-author of the Technical Report. I am the principal author of sections 2.0, 4.0 through 10.0, 11.1, 13.1, 13.2, 14.0, and 15.0. I contributed to sections 1.0, 3.0, 12.0, 19.0 and 20.0. I have reviewed and participated in the editing of all sections of the report. I spent the following periods at the El Dorado Project: June 6th 2003 to June 16th 2003, February 5th through February 9th 2006, and April 25th through May 4th, 2006. During those periods I spent some time reviewing geology in the field, some time examining drill core, and some time working with data at the project office.

6. Prior to undertaking to prepare a technical report in 2003, I had not had any involvement with the El Dorado Project.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in said report, the failure to disclose which makes The Technical Report misleading.

(certificate continues on next page)

8. I am independent of the issuer, applying the tests set out in section 1.5 of NI 43-101. Except as herein noted, I neither own, control, nor expect to receive a beneficial interest in the El Dorado property, nor in any corporation or entity whose value one could reasonably expect to be affected by the conclusions expressed in the report. I may inadvertently be the beneficial owner of an interest in any publicly traded company through participation in mutual funds over whose portfolios I have no control.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with those documents.

10. I authorize Pacific Rim to use the Technical Report for any lawful purpose. In particular, the report may be filed and my name may be used in the fulfillment of relevant reporting, disclosure and publishing requirements of any stock exchange or regulatory authority that recognizes my professional qualifications. Should it be necessary to use abridgments of or excerpts from the Technical Report such abridgments or excerpts must be made so as to retain their original meaning and context. All reasonable efforts must be made to allow me to approve such abridgments or excerpts. I waive my right of approval in cases where it is impossible to comply as a result of my own unavailability within a reasonable period of time.

11. The Technical Report contains information relating to mineral titles, permitting, regulatory matters, legal agreements and environmental matters. While I am generally knowledgeable concerning these issues in the context of the mineral industry I am not a legal, regulatory or environmental science professional. The information in the report concerning these matters is provided as required by Form 43-101F1 but is not a professional opinion.

12. A copy of this report is submitted as a computer readable file in Adobe Acrobat© PDF© format. The requirements of electronic filing necessitate submitting the report as an unlocked, editable file. I accept no responsibility for any changes made to the computer file after it leaves my control.

PROFESSIONAL P. A. RONNING

Peter A. Ronning, P.Eng.
July 31st, 2006